SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sanchez Production Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Antonio R. Sanchez, III

Sanchez Energy Partners I, LP

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SANCHEZ ENERGY PARTNERS I, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,951,800

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,951,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,951,800

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.3%(1)

14	Type of Reporting Person (See Instructions) PN

(1) Calculation based on 29,380,188 common units expected to be outstanding upon completion of the Conversion as set forth in Issuer’s Registration Statement on Form S-4 (No. 333-202526).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SEP MANAGEMENT I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,951,800

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,951,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,951,800

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.3%(1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Calculation based on 29,380,188 common units expected to be outstanding upon completion of the Conversion as set forth in Issuer’s Registration Statement on Form S-4 (No. 333-202526).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SANCHEZ OIL & GAS CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,951,800

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,951,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,951,800

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.3%(1)

14	Type of Reporting Person (See Instructions) CO

(1) Calculation based on 29,380,188 common units expected to be outstanding upon completion of the Conversion as set forth in Issuer’s Registration Statement on Form S-4 (No. 333-202526).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 18,018

	8	Shared Voting Power: 5,951,800

	9	Sole Dispositive Power: 18,018

	10	Shared Dispositive Power: 5,951,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,969,818

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.3%(1)

14	Type of Reporting Person (See Instructions) IN

(1) Calculation based on 29,380,188 common units expected to be outstanding upon completion of the Conversion as set forth in Issuer’s Registration Statement on Form S-4 (No. 333-202526).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,786

	8	Shared Voting Power: 5,951,800

	9	Sole Dispositive Power: 1,786

	10	Shared Dispositive Power: 5,951,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,953,586

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.3%(1)

14	Type of Reporting Person (See Instructions) IN

(1) Calculation based on 29,380,188 common units expected to be outstanding upon completion of the Conversion as set forth in Issuer’s Registration Statement on Form S-4 (No. 333-202526).

This Amendment No. 4 to Schedule 13D amends and supplements the initial statement on Schedule 13D filed jointly by SEP I; SEP Management; SOG; Antonio R. Sanchez, III; and A. R. Sanchez, Jr. with the SEC on August 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2014 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 2”) and as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2014 (“Amendment No. 3”) (as further amended or amended and restated hereby, the “Schedule 13D”) and relates to the beneficial ownership by the Reporting Persons of common units of Issuer. Except as otherwise set forth herein, the Schedule 13D remains in full force and effect.  All capitalized terms used in this Amendment No. 3 have the same meaning as those set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the common units representing limited partner interests in Sanchez Production Partners LP (“Issuer”). On March 6, 2015, Issuer was formed as a result of the conversion of Sanchez Production Partners LLC (“Predecessor”) from a limited liability company to a limited partnership named Sanchez Production Partners LP. The address of the principal executive offices of Issuer is 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 4 and Item 6 is incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported in this Schedule 13D solely for investment purposes. The Reporting Persons may make additional purchases or dispositions of Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for Issuer’s securities, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

The information in Item 6 is incorporated into this Item 4 by reference.

On August 28, 2014, Predecessor filed a Registration Statement on Form S-4 (Reg. No. 333-198440), which was subsequently amended by Amendment No. 1 thereto on September 26, 2014, Amendment No. 2 thereto on October 24, 2014, Amendment No. 3 thereto on November 17, 2014, Amendment No. 4 thereto on December 10, 2014, Amendment No. 5 thereto on December 30, 2014, Amendment No. 6 thereto on January 14, 2015 and Amendment No. 7 thereto on January 26, 2015 (collectively, the “Registration Statement”), for, among other things, a special meeting of Predecessor’s unitholders (the “Special Meeting”) to approve a Plan of Conversion (the “Plan of Conversion”), including the conversion and agreement of limited partnership contemplated thereby, dated as of August 25, 2014, providing for the conversion of Predecessor from a limited liability company organized under the laws of the State of Delaware to a limited partnership organized under the laws of the State of Delaware, subject to the satisfaction of certain closing conditions (including the approval of Issuer’s unitholders) (collectively, the “Conversion”). The Registration Statement was declared effective by the SEC on January 30, 2015.  The Special Meeting was held on March 6, 2015 and Predecessor’s unitholders voted to approve the Plan of Conversion.

Pursuant to the Plan of Conversion, on March 6, 2015, each outstanding common unit of Predecessor was converted into one common unit of Issuer, the outstanding Class A units of Predecessor were converted into common units of Issuer in a number equal to 2% of the Issuer common units outstanding immediately after the Conversion (after taking into account the conversion of such Class A units) and the outstanding Class Z unit of Predecessor was cancelled. In addition, an affiliate of SOG, Sanchez Production Partners GP LLC (“General Partner”), became the general partner of Issuer, and incentive distribution rights were issued by Issuer to the sole member of General Partner, SP Holdings LLC (“SP Holdings”). The board of directors of General Partner, consisting of Predecessor’s existing directors, was appointed by SP Holdings as the sole member of General Partner.

In connection with the Conversion, SP Holdings, as the owner of General Partner, formed General Partner and took certain other additional organizational and related matters regarding General Partner in connection with the Conversion.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or dispose of Issuer securities (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of Issuer, anticipated future developments concerning Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of Issuer in the open market, in privately negotiated transactions (which may be with Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters.  In addition, the Reporting Persons may from time to time hold discussions with or make proposals to management of Issuer, the board of managers of Issuer, to other unitholders of Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of Issuer.

(a) and (b)             The information in Item 4 and Item 6 and the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.

(c)

On March 6, 2015, in connection with the Conversion:

(i)

the 5,364,196 common units and 484,505 Class A Units of Predecessor owned by SEP I as sole record holder were converted into 5,951,800 common units of Issuer and the 1 Class Z Unit of Predecessor owned by SEP I as sole record holder was cancelled;

(ii)	the 59,562 common units of Predecessor owned by SP Holdings as sole record holder were converted into 59,562 common units of Issuer;
(iii)	the 6,403 common units of Predecessor owned by Antonio R. Sanchez, III as sole record holder were converted into 6,403 common units of Issuer;
(iv)	the 6,403 common units of Predecessor owned by Gerald F. Willinger as sole record holder were converted into 6,403 common units of Issuer; and
(v)	the 6,750 common units of Predecessor owned by Frank A. Guerra as sole record holder were converted into 6,750 common units of Issuer.

In addition, on March 19, 2015, SP Holdings commenced a distribution of the 59,562 common units beneficially owned by it to Gerald F. Willinger (14,890 common units) and SP Holdings’ sole member, SP Capital Holdings, LLC (44,672 common units), which subsequently made a pro rata distribution for no consideration to its members of such units in the following amounts: Antonio R. Sanchez, III (11,615 common units), Eduardo A. Sanchez (11,615 common units), Patricio D. Sanchez (11,615 common units), Ana Lee Sanchez Jacobs (8,401 common units) and Antonio R. Sanchez, Jr. (1,786 common units).

Except as set forth in this Schedule 13D, there have been no reportable transactions with respect to the common units within the last 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

The information in Item 4 is incorporated into this Item 6 by reference.

On March 6, 2015, pursuant to the Plan of Conversion and a Certificate of Conversion and a Certificate of Limited Partnership, Predecessor was converted from a limited liability company to Issuer.

On March 6, 2015, pursuant to the Plan of Conversion, each outstanding common unit of Predecessor was converted into one common unit of Issuer, the outstanding Class A units of Predecessor were converted into common units of Issuer in a number equal to 2% of the Issuer common units outstanding immediately after the Conversion (after taking into account the conversion of such Class A units) and the outstanding Class Z unit of Predecessor was cancelled.

On March 6, 2015, in connection with consummating the Conversion, General Partner was issued the non-economic general partner interest in Issuer. General Partner is wholly owned and controlled by SP Holdings (which is wholly owned by SP Capital Holdings, LLC, whose owners are Antonio R. Sanchez, III, Eduardo A. Sanchez, Patricio D. Sanchez, Ana Lee Sanchez Jacobs and Antonio R. Sanchez, Jr.). Pursuant to the Limited Liability Company Agreement of General Partner (the “LLC Agreement”) dated March 2, 2015, SP Holdings appoints all of the members of the board of directors of General Partner.

On March 6, 2015, in connection with consummating the Conversion, General Partner, on behalf of itself as the general partner of Issuer and on behalf of the limited partners of Issuer, along with SP Holdings, as holder of the Partnership’s incentive distribution rights, entered into the Agreement of Limited Partnership of Issuer (the “Partnership Agreement”). Pursuant to the Partnership Agreement, General Partner conducts, directs and manages all activities of Issuer under the authority of its board of directors.

The descriptions of the Plan of Conversion, Certificate of Conversion, Certificate of Limited Partnership, LLC Agreement and Partnership Agreement are each qualified in their entirety by reference to the full text of the respective agreement. The Plan of Conversion is filed as Annex A to Sanchez Production Partners LLC’s Amendment No. 7 to Registration Statement on Form S-4 (File No. 333-198440) filed with the SEC on January 26, 2015. The Certificate of Conversion, Certificate of Limited Partnership, LLC Agreement and Partnership Agreement are filed as Exhibits 4.1, 4.2, 4.5 and 4.3, respectively, to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed with the SEC on March 6, 2015.

Item 7. Material to be Filed as Exhibits.

Exhibit A                                             Joint Filing Agreement dated March 23, 2015.

Exhibit B                                             Plan of Conversion (incorporated by reference to Annex A to Sanchez Production Partners LLC’s Amendment No. 7 to Registration Statement on Form S-4 (File No. 333-198440) filed on January 26, 2015).

Exhibit C                                             Certificate of Conversion of Sanchez Production Partners LLC (incorporated by reference to Exhibit 4.1 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015).

Exhibit D                                             Certificate of Limited Partnership of Sanchez Production Partners LP (incorporated by reference to Exhibit 4.2 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015).

Exhibit E                                              Limited Liability Company Agreement of Sanchez Production Partners GP LLC (incorporated by reference to Exhibit 4.5 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015).

Exhibit F                                               Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated by reference to Exhibit 4.3 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 24, 2015

SANCHEZ ENERGY PARTNERS I, LP

By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
Co - President

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

/s/ Antonio R. Sanchez, Jr.
A. R. SANCHEZ, JR.